

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2024

Yi Ma
Chief Executive Officer
Baijiayun Group Ltd
24F, A1 South Building, No. 32 Fengzhan Road
Yuhuatai District, Nanjing 210000
The People's Republic of China

> **Re: Baijiayun Group Ltd**
> **Registration Statement on Form F-3**
> **Filed December 18, 2024**
> **File No. 333-283882**

Dear Yi Ma:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alexandra Barone at 202-551-8816 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Ke Li, Esq.